

Mail Stop 3720

February 24, 2017

Peter Allen
President and Chief Executive Officer
DragonWave Inc.
11 Legget Drive, Suite 600
Ottawa, Ontario, Canada K2K 3C9

> **Re: DragonWave Inc.**
> **Form 20-F for Fiscal Year Ended February 29, 2016**
> **Filed May 31, 2016**
> **File No. 001-34491**

Dear Mr. Allen:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5.   Operating and Financial Review and Prospects, page 43

1. Please discuss in more detail the underlying reasons or drivers for the decline in revenues, which you state is across all sales channels and appears to be across geographic regions. For example, please explain what is driving the decreased demand for your products in the United States and with Tier 1 carriers in India. Also disclose why revenues from your Nokia channel have declined. While you point to Nokia's combination with Alcatel-Lucent in January 2016, we note that you were experiencing declines in this channel prior to the combination, resulting in your entering into an agreement with Nokia in August 2015 to address this reduced demand.

Peter Allen
DragonWave Inc.
February 24, 2017
Page 2

2. Please file as exhibits the agreements related to your credit facility (including the forbearance agreements) and your material agreements with Nokia. Please refer to Instruction 4(a) and (b) in the Instructions as to Exhibits in Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications